Exhibit (g)(1)

                IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

                          IN AND FOR NEW CASTLE COUNTY

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JAY SPINNER,                                         :
                                                     :

                           Plaintiff,                :
                                                     :

              - against -                            :
                                                     :
GEORGE D. GOULD, ALEXANDER P. LYNCH,                 :
F. JAY TAYLOR, E. HUNTER HARRISON,                   :   C.A. No. 16184-NC
SAMUEL F. PRYOR, IV, ALAN H. WASHKOWITZ,             :
WILLIAM B. JOHNSON, GILBERT H. LAMPHERE,             :
JOHN V. TUNNEY and ILLINOIS CENTRAL                  :
CORPORATION                                          :
                                                     :
                           Defendants.               :

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                             CLASS ACTION COMPLAINT

         Plaintiff, by his attorneys, for his complaint against defendants, alleges upon information and belief. except for paragraph 2 hereof, which is alleged upon knowledge as follows:

         1. Plaintiff brings this action pursuant to Rule 23 of the Rules of the Court of Chancery on his behalf and as a class action on behalf of all persons, other than defendants and those in privity with them, who own the common stock of Illinois Central Corp., ("ICC" or the "Company").

         2. Plaintiff has been the owner of the common stock of the Company since prior to the transaction herein complained of and continuously to date.

         3. Defendant ICC is a corporation duly organized and existing under the laws of the State of Delaware and maintains its principal executive offices at 455 N. City Front Plaza Drive, Chicago, Illinois. The Company is a holding company whose principal subsidiaries are the Illinois Central and the Chicago Central railroad lines.

         4. Defendant Canadian National Railway Co. ("CNR") was privatized by the Canadian government in 1995 and had revenues of approximately US $2.97 billion in 1997. CNR's railroad operations serve important U.S. gateways such as Chicago and Detroit.

         5. Defendant E. Hunter Harrison is President, Chief Executive Officer and a Director of ICC.

         6. Defendant Gilbert H. Lamphere is Chairman of the Board of Directors of ICC.

         7. Defendants George D. Gould, Alexander P- Lynch, F. Jay Taylor, Samuel F. Pryor, IV, Alan H. Washkowitz, William B. Johnson and John V. Tunney are Directors of ICC.

         8. The Individual Defendants named in paragraphs 5 through 7 are in a fiduciary relationship with Plaintiff and the other public stockholders of ICC and owe them the highest obligations of good faith and fair dealing.

                            CLASS ACTION ALLEGATIONS

         9. Plaintiff brings this action on his own behalf and as a class action, pursuant to Rule 23 of the Rules of the Court of Chancery, on behalf of all common stock holders of the Company (except the defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any of the defendants) and their successors in interest, who are or will be threatened with injury arising from defendants' actions as more fully described herein.

         10. This action is property maintainable as a class action.

         11. The class is so numerous that joinder of all members is impracticable. As of March 14, 1997, there were in excess of 61.4 million shares of ICC common stock outstanding, owned by shareholders located throughout the country.

         12. There are questions of law and fact which are common to the class including, inter alia, the following: (a) whether defendants have breached their fiduciary and other common law duties owed by them to plaintiff and the members of the class;(b) whether the proposed transaction, hereinafter described, constitutes a breach of the duty of fair dealing with respect to the plaintiff and the other members of the class; and (c) whether the class is entitled to injunctive relief or damages as a result of the wrongful conduct committed by defendants.

         13. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. The claims of the plaintiff are typical of the claims of other members of the class and plaintiff has the same interests as the other members the class. Plaintiff will fairly and adequately represent, the class.

         14. Defendants have acted in a manner which affects plaintiff and all members of the class, thereby making appropriate injunctive relief and/or corresponding declaratory relief with respect to the class as a whole.

         15. The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class, which would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the' Class which would, as a practical matter, be dispositive of the interests of other members or substantially impair or impede their ability to protect their interests.

                             SUBSTANTIVE ALLEGATIONS

         16. ICC is a holding company whose principal subsidiaries are the Illinois Central and the Chicago Central railroads. The Illinois Central operates a 2,600 mile freight railroad from Chicago south to the Gulf of Mexico. Chicago Central operates an 850 mile freight system from Chicago west through Iowa. ICC is one of the most efficient North American railroads and boasts the highest profit margins in the industry. ICC had 1997 revenues of about $700 million up 6.5% from 1996. The Company reported net income of $150.2 million, or $2.42 per share, compared with $136.6 million, or $2.21 per share, in the prior year. Additionally, the Company expects to earn $2.68 per share in 1998.

         17. Despite the Company's strong financial results, ICC's stock has been trading at levels far less than its intrinsic value. Given ICC's efficient operations and strong financial performance, its prospects for future growth and expansion are substantial, and the intrinsic value of ICC is far greater than that reflected in the market price of ICC's stock.

         18. On February 10, 1998, ICC announced that it had reached a definitive merger agreement with CNR. Under the terms of the merger, as announced, CNR will make a $39 per share cash tender offer for about 75% of ICC's outstanding shares. Following the tender offer, CNR will acquire the remaining 25% of ICC stock for CNR shares valued at $39 per share. The shares acquired by CNR will be placed in a voting trust. Additionally, the stock portion of the transaction is subject to CNR's stock price trading within a range of $43 to $64,50. The total value of the transaction as presently proposed is approximately $2.4 billion.

         19. ICC and CNR also announced that defendant Harrison will join CNR as its chief operating officer and that defendants Lamphere and Lynch will join CNR's board of directors. Additionally, under the terms of the transaction as presently proposed, defendants Lamphere and Lynch will be permitted to make significant equity investments in CNR on terms that are not available to the public shareholders of ICC.

         20. Despite the obvious long-term value of the ICC acquisition for CNR, ICC shareholders will be receiving an inadequate takeover premium over ICC's stock price immediately prior to announcement of the transaction and inadequate value in relation to ICC's contribution to the pro forma combined value of the two firms. The substantial synergies which CNR will enjoy by virtue of the ICC transaction are not being adequately compensated in the transaction price.

         21. By entering into the merger agreement with CNR, ICC's board has initiated a process to sell the Company which imposes heightened fiduciary responsibilities and requires enhanced scrutiny by the Court. However, the terms of the proposed transaction were not the result of an auction process or active market check; they were arrived at without a full and thorough investigation by the Individual Defendants; and they are intrinsically unfair and inadequate from the standpoint of ICC shareholders.

         22. The Individual Defendants failed to make an informed decision, as no market check of the Company's value was obtained. In agreeing to the merger, the Individual Defendants failed to properly inform themselves of ICC's highest transactional value.

         23. The Individual Defendants have violated the fiduciary duties owned to the public shareholders of ICC. The Individual Defendants' agreement to the terms of the transaction, its timing, the failure to auction the Company and invite other bidders, defendants' failure to provide a market check, and the benefits the transaction confers on defendants Harrison, Lamphere and Lynch demonstrate breaches of defendants' fiduciary duties to ICC's public shareholders.

         24. The Individual Defendants' fiduciary obligations under, these circumstances require them to:

         (a) Undertake an appropriate evaluation of ICC's net worth as a merger/acquisition candidate;

         (b) Actively evaluate the proposed transaction and engage in a meaningful effort to obtain the best value for ICC's public shareholders; and

         (c) Act independently so that the interests of ICC's public shareholders will be protected and enhanced.

         25. Plaintiff and other members of the Class have been and will be damaged in that they have not and will not receive their fair proportion of the value of ICC's assets and business, will be largely divested of their right to share in ICC's future growth and development and have been and will be prevented from obtaining a fair and adequate price for their shares of ICC common stock.

         26. The consideration to be paid to Class members in the proposed acquisition is unfair and 'inadequate because, among other things:

         a. The intrinsic value of ICC's common stock is materially in excess of the amount offered for those securities in the acquisition giving due consideration to the anticipated operating results, net asset value, cash flow, and profitability of the Company;

         b. the consideration to be paid to Class members is not the result of an appropriate consideration of the value of ICC because the ICC Board approved the proposed merger without undertaking steps to accurately ascertain ICC's value through open bidding or at least a "market check" mechanism; and

         27. The Individual Defendants did not appoint or retain any truly independent person or entity to negotiate for or on behalf of ICC's public shareholders to promote their best interests in the merger transaction.

         28. Plaintiff has no adequate remedy at law.

         WHEREFORE, plaintiff demands judgment as follows:

         A. declaring this to be a proper class action;

         B. enjoining, preliminarily and permanently, the proposed acquisition under the terms presently proposed, requiring the Individual Defendants to place the Company up for auction and/or to conduct a market-check, and requiring defendants to make full and fair disclosure of all material facts to the Class before the completion of any such acquisition;

         C. to the extent, if any, that the transaction complained of is consummated prior to the entry of this Court's final judgment, rescinding the same or awarding rescissory damages to the Class;

         D. directing that defendants account to plaintiff and the Class for all damages caused to them and account for all profits and any special benefits obtained by defendants as a result of their unlawful conduct;

         E. awarding to plaintiff the costs and disbursements of this action, including a reasonable allowance for the fees and expenses of plaintiff's attorneys and experts; and

         F. granting such other and further relief as the Court deems appropriate. Dated: February 11, 1998

                                    ROSENTHAL, MONHAIT, GROSS & GODDESS, P.A.

                                    By:  /s/ Carmella P. Keener
                                       ----------------------------------
                                       Suite 1401, Mellon Bank Center
                                       P.O. Box 1070
                                       Wilmington, DE 19899-1070
                                       (302) 656-4433
                                       Attorneys for Plaintiff

OF COUNSEL:

BERNSTEIN LIEBHARD & LIFSHITZ
274 Madison Avenue
New York, New York 10016
(212) 779-1414